UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.D. 20549
SCHEDULE 13G/A
01/10/07

Under the Securities Exchange Act of 1934
(Amendment No. 1)

        ADVANCED MARKETING SERVICES, INC.
(Name of Issuer)
        Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
        00753T 10 5
(CUSIP Number)


Check the appropriate box to designate the rule pursuant to Which this Schedule is filed:
_____ Rule 13d-1(b)
_____ Rule 13d-1(c)
__X__ Rule 13d-1(d)

CUSIP No. 00753T 10 5


1. NAMES OF REPORTING PERSONS.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Foundation Resource Management, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a) _____
   (b) __X__

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5. SOLE VOTING POWER

   -0-

6. SHARED VOTING POWER

   -0-

7. SOLE DISPOSITIVE POWER

   -0-

8. SHARED DISPOSITIVE POWER

   -0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   -0-

10. CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

   Not applicable.

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   0%

12. TYPE OF REPORTING PERSON
   IA



ITEM 1(a)     NAME OF ISSUER:  Advanced Marketing Services, Inc.

ITEM 1(b)     ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:
              5880 Oberlin Drive, Suite 400
              San Diego, CA 92121-9653

ITEM 2(a)     NAME OF PERSON FILING:
              Foundation Resource Management, Inc.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IN NONE, RESIDENCE 401 W. Capitol Ave., Suite 503
              Little Rock, AR 72201

ITEM 2(c)     CITIZENSHIP:  U.S.A.

ITEM 2(d)     TITLE OF CLASS OF SECURITIES:  Common Stock

ITEM 2(e)     CUSIP NUMBER: 00753T 10 5

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
              Not applicable

ITEM 4   OWNERSHIP:
(a)     Amount Beneficially Owned: -0-
(b)     Percent of Class: 0%
(c)     Number of shares as to which the person has:
   (i)  Sole power to vote or to direct the vote: 0
   (ii) Shared power to vote or to direct the vote: 0
   (iii)Sole power to dispose or to direct the disposition of: 0
   (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
   Not applicable

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
   Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:
   Not applicable

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP:
   Not applicable

ITEM 9   NOTICE OF DISSOLUTION OF GROUP:
   Not applicable

ITEM 10  CERTIFICATION:  Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:     January 10, 2007

SIGNATURE:

NAME/TITLE: Greg Hartz, President